UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
14766Q107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  March 31, 2014
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Alexey Kotov	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the three months ended March 31, 2014 total revenues will have decreased approximately 49% compared to the three months ended March 31, 2013.  This decrease is primarily attributable to an anticipated 62% decrease in geophysical services revenue.  The Company expects revenue during the six month period ended March 13, 2014 to be almost unchanged compared to the six month period ended March 31, 2013.

The Company believes that total costs and operating expenses will have decreased approximately 26% and 9%, respectively, during the three and six month periods ended March 31, 2014.  This decrease is principally related to anticipated decreases in general and administrative expenses.

The Company expects to realize losses from operations for the quarter and the six months ended March 31, 2014 of approximately $2.8 million and $1.3 million, respectively compared to losses from operations of approximately $0.9 million and $3.2 million during the quarter and six months ended March 31, 2013. The increase in loss during the quarter ended March 31, 2014 is principally the result of the anticipated 49% decrease in revenue.  The anticipated decrease in loss during the six month period ended March 31, 2014 is largely related to the anticipated decrease in general and administrative expenses during the period.  The Company expects net other expenses will have increased approximately 361% and 291%, respectively during the three and six months ended March 31, 2014.  This increase in net other expense is primarily the result of significant increases in foreign currency transaction loss resulting from a 20% devaluation of the Kazakh Tenge in February 2014, coupled with increased other non-operating losses.

During the quarter and the six month period ended March 31, 2014 the Company anticipates realizing comprehensive losses attributable to Caspian Services of approximately $13.2 million and 13.9 million, respectively compared to comprehensive losses attributable to Caspian Services of approximately $1.8 million and $5.1 million, respectively, during the quarter and the six month period ended March 31, 2013.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2014	By:	/s/ Alexey Kotov
Alexey Kotov
Chief Executive Officer